SECURITIES AND EXCHANGE COMMISSION


02051423

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August [1], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)



SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 13 August 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or other jurisdiction
of Incorporation

6. ____________ (SEC Use Only)
Industry Classification Code

7. Ramon Cojuangco Building, Makati Avenue, Makati City
Address of principal office

1200
Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Attached hereto is a press release announcing PLDT's offers to exchange (the "Exchange Offers") up to US$100,000,000 aggregate principal amount of its 10.625% Notes due 2007 and up to US$250,000,000 aggregate principal amount of its 11.375% Notes due 2012, all of which have been registered under the U.S. Securities Act of 1933 (collectively, the "Exchange Notes"), for US$100,000,000 aggregate principal amount of its outstanding 10.625% Notes due 2007 and US$250,000,000 aggregate principal amount of its outstanding 11.375% Notes due 2012 (collectively, the "Old Notes"), respectively.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Date: 13 August 2002

Distribution Copies: 5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary


PLDT pressrelease

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from JPMorgan Chase Bank, as exchange agent for Philippine Long Distance Telephone Company, and that will contain detailed information about the company and management, as well as financial statements. The Exchange Notes (as defined below) have been registered under the U.S. Securities Act of 1933 pursuant to a registration statement declared effective on August 12, 2002.

Philippine Long Distance Telephone Company

Exchange Offers for Any and All of Its Outstanding 10.625% Notes due 2007 and 11.375% Notes due 2012

Manila, Philippines, August 13, 2002 -- Philippine Long Distance Telephone Company ("PLDT") (PSE: PHI) (PSE: TEL) announced today that it has commenced offers to exchange (the "Exchange Offers") up to US$100,000,000 aggregate principal amount of its 10.625% Notes due 2007 and up to US$250,000,000 aggregate principal amount of its 11.375% Notes due 2012, all of which have been registered under the U.S. Securities Act of 1933 (collectively, the "Exchange Notes"), for US$100,000,000 aggregate principal amount of its outstanding 10.625% Notes due 2007 and US$250,000,000 aggregate principal amount of its outstanding 11.375% Notes due 2012 (collectively, the "Old Notes"), respectively.

The Exchange Offers will remain open until 5:00 p.m., New York time, on September 11, 2002, unless earlier terminated or extended (such time and date, as the same may be extended with respect to each Exchange Offer, the "Expiration Date"). Holders of Old Notes must tender their notes on or prior to the Expiration Date with respect to the relevant Exchange Offer in order to exchange their Old Notes for the corresponding series of Exchange Notes.

PLDT's obligation to accept Old Notes for exchange and exchange the Old Notes for the corresponding series of Exchange Notes is subject to and conditioned on certain conditions more fully described in the Prospectus, which is dated August 12, 2002. The Prospectus and related documents provide additional information regarding the exchange and delivery procedures, as well as conditions of the Exchange Offers. These documents may be obtained by contacting Victor Matis at JPMorgan Chase Bank, the exchange agent for the Exchange Offers, at (1) (212) 623-8286.

XXX

For more information about PLDT, please contact:

Anabelle L. Chua
Treasurer and Senior Vice President
PLDT
Tel. No.: +632 816-8213
Fax No.: +632 844-9099

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

Listed on the Philippine Stock Exchange [PSE: TEL] and its American depositary shares are listed on the New York Stock Exchange [NYSE: PHI] and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web atwww.pldt.com.ph.


media
Strategic Communications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: August 15, 2002